================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            ----------------------
                                AMENDMENT NO. 1
                                      TO
                            TENDER OFFER STATEMENT
                         PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D
                               (Amendment No. 4)
                       UNDER THE SECURITIES ACT OF 1934

                            ----------------------
                     MERIDIAN POINT REALTY TRUST VIII CO.
                           (Name of Subject Company)
                            ----------------------

                          EASTGROUP PROPERTIES, INC.
                           EASTGROUP-MERIDIAN, INC.
                                   (Bidders)
                            ----------------------

                   Common Shares, $0.001 par value per share
                 Preferred Shares, $0.001 par value per share
                       (Title of Classes of Securities)
                            ----------------------

                                  589954-10-6
                                  589954-20-5
                   (CUSIP Numbers of Classes of Securities)
                           ------------------------

                              DAVID H. HOSTER II
                           EastGroup-Meridian, Inc.
                        c/o EastGroup Properties, Inc.
                             300 One Jackson Place
                            188 East Capitol Street
                        Jackson, Mississippi 39201-2195
                                (601) 354-3555
           (Name, Address and Telephone Number of Persons Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                            ----------------------

                                  Copies to:
                            JOSEPH P. KUBAREK, ESQ.
                       Jaeckle Fleischmann & Mugel, LLP
                            800 Fleet Bank Building
                             Twelve Fountain Plaza
                           Buffalo, New York  14202
                                (716) 856-0600

                            ----------------------
                                Not Applicable
        (Date of Event Which Requires Filing Statement on Schedule 13D)

                               Page 1 of 5 Pages
================================================================================

-----------------------                               ------------------------
  CUSIP NO. 589954-20-5        14D-1/A & 13D/A          Page 2 of 5 Pages
-----------------------                               ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      EastGroup Properties, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(e) OR 2(f)                                            [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Maryland
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 7
      1,469,556 Preferred Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*
 8
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
 9
                      27.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
10
      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

    EastGroup-Meridian, Inc., (the "Purchaser"), a Missouri corporation and a wholly-owned subsidiary of EastGroup Properties, Inc.("EastGroup"), a Maryland corporation, hereby amend their Tender Offer Statement on Schedule 14D-1 dated February 23, 1998 (the "Schedule 14D-1") and Statement on Schedule 13D with respect to the common shares, par value $0.001 per share ("Common Shares"), and preferred shares, par value $0.001 per share ("Preferred Shares"), of Meridian Point Realty Trust VIII Co., (the "Company"), a Missouri corporation. Unless otherwise defined herein, capitalized terms shall have the meanings set forth in the Schedule 14D-1. References to the Offer to Purchase are to the Offer to Purchase filed as Exhibit (a)(1) to the Schedule 14D-1.


Item 2. Identity and Background

     Items 2(e) and 2(f) are amended to read in their entirety as follows:

     (e) and (f) The information set forth in Section 9 ("Certain Information Concerning EastGroup and the Purchaser"), Section 16 ("Certain Legal Matters"), Annex I ("Certain Information Concerning the Directors and Executive Officers of EastGroup Properties, Inc.") and Annex II ("Certain Information Concerning the Directors and Executive Officers of the Purchaser") of the Offer to Purchase is incorporated herein by reference. Neither EastGroup nor the Purchaser, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


Item 3. Past Contacts, Transactions or Negotiations with the Subject Company

     Item 3(a) is amended to read in its entirety as follows:

     (a) The information set forth in the last paragraph of Section 11 ("Contacts with the Company; Background of the Offer") of the Offer to Purchase is incorporated herein by reference.


Item 6. Interest in Securities of the Subject Company

     Item 6 is amended to read in its entirety as follows:

     (a) and (b) The information set forth in "Introduction," Section 9 ("Certain Information Concerning EastGroup and the Purchaser"), Section 11 ("Contacts with the Company; Background of the Offer"), Section 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions") and Annex

II ("Certain Information Concerning the Directors and Executive Officers of the Purchaser") of the Offer to Purchase is incorporated herein by reference.


Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities

     Item 7 is amended to read in its entirety as follows:

     The information set forth in "Introduction," Section 9 ("Certain Information Concerning EastGroup and the Purchaser"), Section 11 ("Contacts with the Company; Background of the Offer"), Section 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions") and Section 13 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.


Item 10. Additional Information

     Item 10(f) is amended to add the following:

     "Notwithstanding anything to the contrary contained in Section 1 ("Terms of the Offer; Extension of Tender Period; Termination; Amendments"), Section 4 ("Acceptance for Payment and Payment of Offer Price") and Section 15 ("Certain Conditions of the Offer") of the Offer to Purchase, the Purchaser shall pay for or return tendered Shares promptly after expiration, termination or withdrawal of the Offer, and the occurrence or continuation of any of the circumstances referred to in the conditions described in Section 15 of the Offer to Purchase following such expiration, termination or withdrawal shall not affect the obligation of the Purchaser promptly to pay for or return all Shares duly tendered and not theretofore withdrawn in accordance with the terms of the Offer.

     Notwithstanding anything to the contrary contained in Section 7 ("Effect of the Offer on the Market for Shares; Stock Quotations; Registration under the Exchange Act") and Section 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions"), the consummation of the Offer could, and the consummation of the Merger will, have the effect of causing the Shares to cease to be traded on AMEX and/or registered under the Exchange Act."

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 12, 1998              EASTGROUP PROPERTIES, INC.



                                    By:   /s/ N. Keith McKey
                                       -------------------------------------
                                         Name:     N. Keith McKey
                                         Title:    Executive Vice President



                                    EASTGROUP-MERIDIAN, INC.



                                    By:   /s/ N. Keith McKey
                                       -------------------------------------
                                         Name:     N. Keith McKey
                                         Title:    Vice President